SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Buenos Aires, March 22, 2024

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: General Ordinary and Extraordinary and Special Ordinary Class A and Class D Shareholders´ Meeting.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 4 of Chapter II, Title II of the Rules of the Argentine Securities Commission and the corresponding rules of ByMA and MAE Regulations.

In this regard, we hereby inform that the Board of Directors of the Company, at its meeting held on March 22, 2024, resolved to call for a General Ordinary and Extraordinary and Special Ordinary Class A and Class D Shareholders´ Meeting to be held on Friday, April 26, 2024 at 11:00 a.m. at the Company’s registered office located at Macacha Güemes 515, City of Buenos Aires.

Yours faithfully,

Margarita Chun

Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 22, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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